UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

ROTH CH ACQUISITION IV CO.

(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

77867P104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 9 Pages

CUSIP No. 77867P104	Schedule 13G	Page 2 of 9 Pages

1	Name of Reporting Person Byron Roth
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power 480,609
	6	Shared Voting Power 762,528(1)
	7	Sole Dispositive Power 480,609
	8	Shared Dispositive Power 762,528(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,243,137(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.4%
12	Type of Reporting Person (See Instructions) IN

(1) Includes shares beneficially owned by CR Financial Holdings, Inc., over which Byron Roth and Gordon Roth have voting and dispositive power.

CUSIP No. 77867P104	Schedule 13G	Page 3 of 9 Pages

1	Name of Reporting Person Gordon Roth
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power 98,810
	6	Shared Voting Power 762,528(1)
	7	Sole Dispositive Power 98,810
	8	Shared Dispositive Power 762,528(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 861,338(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.8%
12	Type of Reporting Person (See Instructions) IN

(1) Includes shares beneficially owned by CR Financial Holdings, Inc., over which Byron Roth and Gordon Roth have voting and dispositive power.

CUSIP No. 77867P104	Schedule 13G	Page 4 of 9 Pages

1	Name of Reporting Person CR Financial Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power 762,528
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 762,528
	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 762,528
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.1%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 77867P104	Schedule 13G	Page 5 of 9 Pages

1	Name of Reporting Person John Lipman
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power 801,091
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 801,091
	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 801,091
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.4%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 77867P104	Schedule 13G	Page 6 of 9 Pages

1	Name of Reporting Person CHLM Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power 801,091
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 801,091
	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 801,091
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.4%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 77867P104	Schedule 13G	Page 7 of 9 Pages

Item 1.

(a)	Name of Issuer: Roth CH Acquisition IV Co.

(b)	Address of Issuer’s Principal Executive Offices:

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

Item 2.

(a)	Name of Person Filing:

(i) Byron Roth

(ii) Gordon Roth

(iii) CR Financial Holdings, Inc.

(iv) John Lipman

(v) CHLM Sponsor LLC

(b)	Address of Principal Business Office or if none, Residence:

c/o Roth CH Acquisition IV Co.

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

(c)	Citizenship:

(i) Byron Roth	United States
(ii) Gordon Roth	United States
(iii) CR Financial Holdings, Inc.	California
(iv) John Lipman	United States
(v) CHLM Sponsor LLC	Delaware

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 77867P104

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

(i) Byron Roth	1,243,137 shares. Includes 762,528 shares owned by CR Financial Holdings, Inc.
(ii) Gordon Roth	861,338 shares. Includes 762,528 shares owned by CR Financial Holdings, Inc.
(iii) CR Financial Holdings, Inc.	762,528 shares
(iv) John Lipman	801,091 shares
(v) CHLM Sponsor LLC	801,091 shares

CUSIP No. 77867P104	Schedule 13G	Page 8 of 9 Pages

(b)	Percent of Class:

(i) Byron Roth	8.4%
(ii) Gordon Roth	5.8%
(iii) CR Financial Holdings, Inc.	5.1%
(iv) John Lipman	5.4%
(v) CHLM Sponsor LLC	5.4%

The foregoing percentages are based on 14,836,500 shares of common stock outstanding as of December 31, 2021.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

(1) Byron Roth	480,609
(2) Gordon Roth	98,810
(3) CR Financial Holdings, Inc.	762,528
(4) John Lipman	801,091
(5) CHLM Sponsor LLC	801,091

(ii)	shared power to vote or to direct the vote:

(1) Byron Roth	762,528
(2) Gordon Roth	762,528
(3) CR Financial Holdings, Inc.	0
(4) John Lipman	0
(5) CHLM Sponsor LLC	0

(iii)	sole power to dispose or to direct the disposition of:

(1) Byron Roth	480,609
(2) Gordon Roth	98,810
(3) CR Financial Holdings, Inc.	762,528
(4) John Lipman	801,091
(5) CHLM Sponsor LLC	801,091

(iv)	shared power to dispose or to direct the disposition of:

(1) Byron Roth	762,528
(2) Gordon Roth	762,528
(3) CR Financial Holdings, Inc.	0
(4) John Lipman	0
(5) CHLM Sponsor LLC	0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 77867P104	Schedule 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ Byron Roth
Byron Roth

/s/ Gordon Roth
Gordon Roth

CR FINANCIAL HOLDINGS, INC.

By:	/s/ Byron Roth
Name: Byron Roth
Title: Chief Executive Officer

/s/ John Lipman
John Lipman

CHLM SPONSOR LLC

By:	/s/ Steve Dyer
Name: Steve Dyer
Title: Chief Executive Officer